October 21, 2016

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of TechnipFMC Limited, as amended on October 21, 2016 (File No. 333-213067)

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TechnipFMC Limited (“Topco”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on October 24, 2016, or as soon as possible thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

* * * *

Topco hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, Topco hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Topco from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	Topco may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information, please contact Roderick O. Branch of Latham & Watkins LLP at (312) 876-6516 or by email (roderick.branch@lw.com). In addition, please inform Mr. Branch when this request for acceleration has been granted.

Sincerely, TechnipFMC Limited

By:	/s/ Tore Halvorsen
Name:	Tore Halvorsen
Title:	Director